UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Abtech Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00400H108

(CUSIP Number)

February 14, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400H108

1.	Names of Reporting Persons Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,194,270(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,194,270

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,194,270

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%(2)

12.	Type of Reporting Person (See Instructions) 00

(1)  Represents shares of common stock that may be acquired upon the conversion of Series A Preferred Stock and the subsequent conversion of those shares into common stock.

(2)  Based on 47,274,071 shares of common stock outstanding.  See Item 4.

CUSIP No. 00400H108	13G

Item 1(a).	Name of Issuer Abtech Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices 4110 North Scottsdale Road, Suite 235, Scottsdale, Arizona 85251

Item 2(a).	Name of Person Filing Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff

Item 2(b).	Address of Principal Business Office or, if none, Residence 45 Rockefeller Plaza, New York, NY 10111

Item 2(c).	Citizenship United States

Item 2(d).	Title of Class of Securities Common Stock

Item 2(e).	CUSIP Number 00400H108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,194,270  shares of common stock, based on the 3,194,270 shares of common stock issuable upon the conversion of 600,000 Series A Preferred Stock.  The 3,194,270 shares of common stock deemed to be beneficially owned represent 6.8% of the Issuer’s outstanding shares of common stock (based upon 47,274,071 outstanding shares of common stock, which is the sum of (x) 44,079,801 shares of common stock stated to be outstanding as of March 15, 2011, as reported by the Issuer on a Form 10-K dated April 4, 2011, and (y) 3,194,270 shares of common stock that the Reporting Person has the right to acquire).

The Reporting Person also owns Convertible Debt that is not currently convertible, but may, under certain circumstances contained in the note and upon the Reporting Person’s election, be converted into 425,903 additional shares of common stock.

CUSIP No. 00400H108

(b) Percent of class:
6.8%, calculated as described above pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,194,270
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 3,194,270
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 00400H108

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

By:	/s/ Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff
(Signature)

Irving H. Picard, Trustee for the Substantively Consolidated Liquidation Proceedings of Bernard L. Madoff Investment Securities and Bernard L. Madoff
(Name/Title)